SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549




SCHEDULE 13D


Under the Securities Exchange Act of 1934


Amendment No. 3


JALATE LTD.
(Name of issuer)


COMMON STOCK
(Title of class of securities)


470145103
(CUSIP number)


Don A. Sanders, 3100 Chase Tower
Houston, Texas  77002  (713) 224-3100
(Name, address and telephone number of person authorized to receive notices and communications)


October 14, 1998
(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.
Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:(1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7)(Continued on following pages)





SCHEDULE 13D

CUSIP No.    470145103    Page  2  of   5   Pages

1 NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON						  DON A SANDERS


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (
(b) (
3 SEC USE ONLY

4 SOURCE OF FUNDS*
             PF , 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(E) (

6 CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
                       7      SOLE VOTING POWER
NUMBER OFSHARES				0
BENEFICIALLY	     8      SHARED VOTING POWER
OWNED BY                            0
EACH
REPORTING	           9      SOLE DISPOSITIVE POWER
PERSON WITH                         0
                      10      SHARED DISPOSITIVE POWER
                                    682,100

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON            682,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20%

14    TYPE OF REPORTING PERSON*

            IN







Item 1. 	Security and Issuer

   No material change to the original Schedule 13D filing to which this Amendment relates.

Item 2. 	Identity and Background

  No material change to the original Schedule 13D filing to which this Amendment relates.

Item 3. 	Source and Amount of Funds or Other Consideration

   No material change to the original Schedule 13D filing to which this Amendment relates.

Item 4. 	Purpose of Transaction.

   The securities of the Issuer were acquired by the Reporting Person and his Spouse ("Spouse") in open market transactions and privately negotiated transactions and for the Clients for investment purposes only. Sanders currently intends to review continuously his equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon his evaluation of the Issuer's business and prospects and upon future developments, Sanders, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

   Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in:
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,
(ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,
(iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure,
(vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.



Item 5. 	Interest in Securities of the Issuer.

   The Reporting Person directly owns 0 shares (The "Reporting Person Shares") of Common Stock and has the shared power to dispose of or direct the disposition of 682,100 shares of Common Stock (the "Client Shares") of certain of the Reporting Person's clients
(the "Clients) from whom the Reporting Person has been granted the right to dispose of or direct the disposition of the Client Shares. The Reporting Person's Spouse directly owns 0 shares of Common Stock ("Spousal Shares"). The Client Shares together with the Reporting Person Shares and the Spousal Shares represent an aggregate of 20% of the Common Stock.

   The Reporting Person has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the Reporting Person Shares and the shared power to dispose of or to direct the disposition of the Client Shares.

   The Reporting Person claims no beneficial ownership of dispositive powers with regard to the Spousal Shares.

   The following table represents all the Reporting Person's transactions involving common stock during the last
30 days.

Date      Entity         Purchase/Sale   Number Shrs    Price

10-14-98  Reporting Person    Sold          343,000       .25
10-14-98  Spousal             Sold           13,500       .25
10-14-98  Client           Purchased        567,600       .25

   The Reporting person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, 0 shares of Common Stock, while the applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client Shares.

   The Spouse has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of 0 shares of Common Stock.

            (e)	n/a


Item 6. 	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

   No material change to the original Schedule 13D filing to which this Amendment relates.

Item 7. 	Materials to be Filed as Exhibits.

   No material change to the original Schedule 13D filing to which this Amendment relates.



Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated October 29, 1998


_______________________________
/s/ Don A. Sanders